Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 8 DATED MAY 2, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisitions;
•	Second Amended and Restated Promissory Grid Note;
•	Reduction in Management Compensation.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – SC Group 3400, LLC

On April 26, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,175,000 (the “Stradella Court Fletcher Senior Loan”). The borrower, SC Group 3400, LLC, a California limited liability company (“Stradella Court Fletcher”), used the loan proceeds to purchase 26,765 square feet of land that is currently unentitled at 3400-3414 Fletcher Drive and 3047 Avenue 34, Los Angeles, CA (the “Stradella Court Fletcher Property”). Stradella Court Fletcher currently plans to entitle the land to build fifteen homes under the Los Angeles Small Lot Ordinance, progress design and construction documents, file the construction documents with the city for building permits, and either sell the land to a developer once the permits are Ready-To-Issue or build the units. The Stradella Court Fletcher Senior Loan is secured by the Stradella Court Fletcher Property.

Stradella Court Fletcher is managed by the principals of Stradella Court, LLC (“Stradella Court”), a real estate company, established in 2012, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles. They currently have approximately $19,000,000 of real estate under management. Chris Schwanitz and Brian Schwanitz, the managers and two of the members of Stradella Court, provided personal guarantees . Other than with regard to the Stradella Court Fletcher Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Stradella Court.

The Stradella Court Fletcher Property currently includes three homes that will be torn down to build the fifteen homes that Stradella Court intents to entitle the site for. The entitlement application was filed on December 13, 2016. The entitlement is expected to be approved in the second half of 2017.

On the original closing date of the Stradella Court Fletcher Senior Loan, Stradella Court Fletcher was capitalized with approximately $884,851 of equity capital from the borrower, which was applied to the purchase price. The Stradella Court Fletcher Senior Loan has not been fully drawn down by the Borrower, with a maximum size of our obligation under the Stradella Court Fletcher Senior Loan being $2,175,000. The amount being drawn as of the original closing date is $1,400,000, with the remaining obligation being contingent upon the Stradella Court Fletcher Property receiving entitlement approval. The Stradella Court Fletcher Senior Loan is being serviced by Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Stradella Court Fletcher Senior Loan bears an interest rate of 9.24% per annum, with an amount equal to 9.24% per annum paid current through the maturity date, April 26, 2018 (the “Stradella Court Fletcher Maturity Date”). In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the Stradella Court Fletcher Senior Loan amount, paid directly by Stradella Court Fletcher.

Stradella Court Fletcher has the ability to extend the Stradella Court Fletcher Maturity Date for two periods of six months; provided, however, to exercise such extension, Stradella Court Fletcher is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Stradella Court Fletcher Senior Loan. During the extension periods, the interest rate of the Stradella Court Fletcher Senior Loan will increase to 10.24% and 11.24% per annum, respectively. The Stradella Court Fletcher Senior Loan may be prepaid in whole or in part without penalty during the term of the Stradella Court Fletcher Senior Loan.

The principals of Stradella Court have provided personal guarantees. Based on the initial draw amount as of the closing date, the Stradella Court Fletcher Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 45% and was approximately 63% of the property purchase price.  The LTC ratio is the amount of the Stradella Court Fletcher Senior Loan divided by the cost incurred at settlement of the purchase and the Stradella Court Fletcher Senior Loan’s.  There can be no assurance that such estimated costs will prove to be accurate. Based on the initial draw amount as of its closing date, the Stradella Court Fletcher Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 62%. The LTV ratio is the amount of the Stradella Court Fletcher Senior Loan divided by the March 2017 CBRE appraised value of the Stradella Court Fletcher Property. There can be no assurance that such value is correct.

The Stradella Court Fletcher Property is located in the Glassell Park submarket of Los Angeles, CA. Glassell Park is located among Downtown Los Angeles, Glendale, and Pasadena. The Stradella Court Fletcher Property is located on Fletcher Avenue, on the border of Glassell Park and Atwater Village.

As the Stradella Court Fletcher Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Second Amended and Restated Promissory Grid Note

On April 30, we entered into a second amended and restated Promissory Grid Note (the “Second Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Second Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Second Amended and Restated Promissory Grid Note. The Second Amended and Restated Promissory Note replaces the earlier Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of January 31, 2017.

Availability

The Second Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Second Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of April 30, 2017, there were four (4) other similar promissory grid notes outstanding.

Collateral

The Second Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Second Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Second Amended and Restated Promissory Grid Note is due and payable on July 30, 2017.

The foregoing description of the Second Amended and Restated Promissory Grid Note does not purport to be complete.

Purpose

While there are no restrictions on the use of the proceeds received under the Second Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

Reduction in Management Compensation

General Explanatory Statement

Beginning on May 1, 2017, the Company's Manager is reducing its quarterly asset management fee from 1.0% to 0.85%, as well as changing its special servicing fee from 1.00% of the original value of a non-performing asset to only reimbursement of actual expenses incurred on the Company's behalf in connection with the special servicing of non-performing assets.

Accordingly, the following disclosure updates and replaces the disclosure contained in our Offering Circular to reflect the changes in the Manager's fee structure.

 Management Compensation

Our Manager and its affiliates receive fees and expense reimbursements for services relating to this and our prior offering, as well as for the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares. See “Management Compensation” for a more detailed explanation of the fees and expenses payable to our Manager and its affiliates.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

	Offering Stage

Offering Expenses — Manager	Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our shares. We reimburse our Manager for these costs and future offering costs it may incur on our behalf.	1,000,000

Acquisition and Development Stage

Acquisition / Origination Fee — Manager or its Affiliate	The borrower pays up to 2.0% of the amount funded by our sponsor or affiliates of our sponsor to acquire or originate commercial real estate loans or the amount invested in the case of other real estate investments, excluding any acquisition and origination expenses and any debt attributable to such investments. We are not entitled to this fee.	Paid by the co-investors, joint-venture or borrower at closing. Actual amounts are dependent upon the total equity and debt capital we raise; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ); we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Operational Stage

Asset Management Fee — Manager	Quarterly asset management fee currently equal to an annualized rate of 0.85%, which, until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Special Servicing Fee – Manager or Other Party	We reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses — Manager	We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Liquidation/Listing Stage

Equity Disposition Fees – Manager	0.50% of the gross proceeds, after repayment of any property-level debt, from the liquidation of any of our equity investments in real estate.	Actual amounts are dependent upon the price at which we sell or otherwise liquidate our investments; we cannot determine these amounts at the present time.